UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

CINAR CORPORATION
(Registrant)

By: ______________________
Barrie Usher
President and Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Material Change Report, dated April 30, 2002, and titled :
CINAR'S NEW BOARD OF DIRECTORS APPOINTED ROBERT DESPRÉS AS CHAIRMAN.

MATERIAL CHANGE REPORT

Under Section 75(2) of the *Securities Act* (Ontario);
Section 81(2) of the *Securities Act* (Nova Scotia);
Section 76(2) of the *Securities Act* (Newfoundland);
Section 84(1)(B) of the *Securities Act* (Saskatchewan);
Section 118(1)(B) of the *Securities Act* (Alberta); and
Section 67(1)(B) of the *Securities Act* (British Columbia).

Item 1. <u>Reporting Issuer</u>

CINAR Corporation
1055 René-Lévesque Blvd. East
Montreal, Québec
H2L 4S5

(herein referred to as "CINAR" or the "Company")

Item 2. <u>Date of Material Change</u>

April 30, 2002.

Item 3. <u>Press Release</u>

A press release announcing the possible material change has been disseminated through Canadian Corporate News on April 30, 2002.

Item 4. <u>Summary of Material Change</u>

CINAR's new board of directors appointed Robert Després as Chairman.

Item 5. <u>Full Description of Material Change</u>

See "Press Release" attached as Schedule "A".

Item 6. <u>Reliance on Provisions Applying to Confidential Filing</u>

Not applicable.

Item 7. <u>Omitted Information</u>

Not applicable.

Item 8. **Senior Officer**

For further information, contact: Mr. Barrie Usher, Chief Executive Officer and President, Tel.: (514) 843-7070.

Item 9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the possible material change referred to herein.

DATED at Montreal, Québec this 9th day of May, 2002.

(signed) Barrie Usher

Barrie Usher
President and Chief Executive Officer

SCHEDULE "A"

For immediate release

While Adding President and CEO as Member
CINAR'S NEW BOARD APPOINTS ROBERT DESPRÉS CHAIRMAN

Montréal (Qc) Canada - April 30, 2002 – CINAR Corporation announces that its new Board of Directors has elected Robert Després as Chairman at a meeting held this morning and has appointed the Company's President and CEO, Mr. Barrie Usher, to the Board.

Mr. Després, who holds an MBA, is a member of the Order of Certified Management Accountants and of the professional corporation of Certified General Accountants. During a career that has spanned forty years, he has served as Deputy Minister of Revenue of Quebec, President of the Université du Québec, Chairman of the Board of Atomic Energy Canada Ltd. and Chairman of the Board of Alliance Forest Products Inc. Mr. Després is the member of a number of boards of directors and is currently Chairman of the Board of Les Mines McWatters Inc.

Mr. Usher, who has announced that he will be leaving CINAR once his successor is found, will remain on the Board during the transition period involved in recruiting a new President. "I am pleased to be able to assist the new Board in assuring CINAR's continuing operations," he said.

The Board has also confirmed the appointments of Mr. Steve Carson, as President of CINAR Education, of Mr. George Rossi, as Senior Vice-President and Chief Financial Officer on an interim basis and of Mr. Mark Chernin, as Vice-President, Business and Legal Affairs of the Company.

At its first meeting, CINAR's new Board also created the following standing committees:

- Audit and Risk Management
- Nominating and Corporate Governance
- Executive Compensation and Human Resources Management

The Board also formed an ad hoc Search Committee for the recruitment of a new President and CEO.

.../2

/2

***CINAR Corporation** is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.*

- 30 -

Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070